Exhibit 99-1
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         KOOR INDUSTRIES SIGNS AGREEMENT TO SELL APPROX. 5% OF KNAFAIM

Tel Aviv, Israel - May 8, 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor", "Company"), a leading Israeli holding company, announced today that it has signed an agreement (the "Agreement") to sell 4.96% of Knafaim Holdings Ltd. ("Knafaim") to Ms. Tamar Borovich. The shares will be sold at a price per share of $10.47 ("Purchase Price"), for total consideration of approximately $7.4 million (the "Transaction"). $1.5 million was paid upon signing and the remainder will be paid upon the closing of the Transaction.

The closing is currently expected to take place by the end of the third quarter of 2007. However, the closing of the Transaction is subject to the approval of Israel's antitrust commissioner, and, at this stage, there is no certainty that the Transaction will be completed.

As part of the Agreement, Ms. Borovich will have an option to notify Koor, during a period of 30 days from signing, that she is interested in acquiring all, or part of the balance of Koor's shareholding in Knafaim, representing approx. 4.2% of Knafaim's share capital (the "Balance of Koor's Holdings"), at the Purchase Price at the closing.

In the event Ms. Borovich will not exercise the aforementioned option to purchase all of the shares in the above noted period, Ms. Borovich will have a Call Option to purchase all or part of the Balance of Koor's Holdings for a period of 16 months, following the closing, at a price per share of $13.96. Under the same Agreement, Koor will have a Put Option to sell all or part of the Balance of Koor's Holdings to Ms. Borovich, for a period of 6 months commencing 18 months after the closing, at a price per share of $10.47 plus interest from the date of the closing.

Under the Agreement, should Ms. Borovich sell the shares purchased at the closing date, to any third party, during a period of 12 months commencing from the closing date, at a price per share higher than the Purchase Price, Ms. Borovich will pay to Koor additional consideration in the amount of the difference between the sale price and the Purchase Price, net of interest accrued, for each share sold.

Koor is examining the capital gain to be recorded in respect of the Transaction.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                               IR CONTACTS
Oren Hillinger, Finance Director              Ehud Helft / Kenny Green
Koor Industries Ltd.                          GK Investor Relations
Tel: 972 3 607 - 5111                         Tel:  1 866 704 - 6710
Fax: 972 3 607 - 5110                         Fax:  972 3 607 - 4711
oren.hillinger@koor.com                       info@gkir.com


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.